May 12, 2020

Stuart M. Falber

By Electronic Submission	+1 617 526 6663 (t)
+1 617 526 5000 (f)
wilmerhale.com
U.S. Securities and Exchange Commission	Stuart.Falber@wilmerhale.com
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Courtney Lindsay

Re:	Generation Bio Co.

Draft Registration Statement on Form S-1

Submitted April 10, 2020

CIK No. 0001733294

Ladies and Gentlemen:

On behalf of Generation Bio Co. (the “Company”), we are responding to the comments contained in the letter dated May 7, 2020 (the “Letter”) from the staff (the “Staff”) of the Office of Life Sciences in the Division of Corporation Finance of the U.S. Securities and Exchange Commission to Geoff McDonough, the Company’s President and Chief Executive Officer, relating to the Confidential Draft Registration Statement on Form S-1 referenced above (the “Draft Registration Statement”). In response to the Staff’s comments, the Company has revised the disclosure in the Draft Registration Statement and is confidentially submitting an amendment to the Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”) with this response letter.

The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by representatives of the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Letter. Page numbers referred to in the responses reference page numbers in the Amended Draft Registration Statement.

On behalf of the Company, we advise you as follows:

Draft Registration Statement on Form S-1 submitted on April 9, 2020

Overview, page 1

1.

Please clarify here in the Overview, and throughout your registration statement where appropriate, that you are a preclinical stage company and that you currently have no marketable products or product candidates. In this regard, we note your disclosure on page 5 and page 16 regarding risks associated with your business and the status of your research and development.

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

Beijing	Berlin	Boston	Brussels	Denver	Frankfurt	London	Los Angeles	New York	Palo Alto	San Francisco	Washington

May 12, 2020

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 3, 110, 117 and 132 of the Amended Draft Registration Statement.

2.	Please revise to clarify the term “capsid-free” and briefly explain its significance to your manufacturing process.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 112 and 130 of the Amended Draft Registration Statement.

Our portfolio, page 3

3.

Please clarify what “lead optimization” means as it relates to your graphic here and at page 110. Also, for context, revise your graphic to indicate the material stages you will need to complete before marketing your product. For instance, include columns for each of Phase 1, 2 and 3 clinical trials.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 112, 113 and 133 of the Amended Draft Registration Statement.

4.	Please revise the pipeline chart to identify the programs listed as “undisclosed” and specify the indications they target, or remove these programs from the chart here and in the Business section.

Response: In response to the Staff’s comment, the Company has revised the pipeline chart on pages 3, 113 and 133 of the Amended Draft Registration Statement.

5.

Briefly expand your Summary to disclose the status of intellectual property that is material to your portfolio. For example, state whether you own the intellectual property, whether you have any patent applications, or if you license intellectual property. Also indicate any license upon which your research and development depends.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 113 of the Amended Draft Registration Statement.

Use of Proceeds, page 85

6.

We note your disclosure that one intended use of the proceeds from this offering is to fund continued research and development of your programs, including preclinical and IND-enabling studies. Please specify the programs that will be advanced and how far into the preclinical or IND-enabling studies you expect to reach with the proceeds from this offering.

May 12, 2020

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the Amended Draft Registration Statement.

Business

Summary of limitations of current approaches, page 114

7.

In your graphic and throughout your disclosure where you discuss the drawbacks of therapy approaches other than your own, clarify that your approach has not yet been approved for treatment and that the contrasts with other approaches may not be direct comparison. Please also balance your disclosure, as applicable, to discuss whether there are challenges or uncertainties with respect to developing your therapies.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 110 and 117 of the Amended Draft Registration Statement.

Our non-viral gene therapy platform, page 117

8.

Please revise so that the charts and graphics in this section are legible and readers are able to tell what the graphic is intended to describe. For instance, please enlarge the graphs on the right on page 117 so that the axes and legends are legible. On page 118, please include a narrative describing what the graphic under “ceDNA purity at 200-liter manufacturing scale” is intended to depict.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 120, 121 and 128 of the Amended Draft Registration Statement.

License agreements

License agreement with the National Institute of Health, page 148

9.	Please disclose when the last-to-expire patent is scheduled to expire. Provide similar disclosure with respect to the University of Massachusetts license agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 153 and 154 of the Amended Draft Registration Statement.

May 12, 2020

Executive compensation

Summary compensation table, page 184

10.

We note that in your narrative you state that none of your executive officers named executive officers is currently party to an employment agreement or other agreement or arrangement that provides for automatic or scheduled increases in base salary. Please clarify and disclose where you deem appropriate whether you have any material employment agreements covering any other aspect of employment. If so, please file any such agreements as exhibits to your registration statement.

Response: The Company advises the Staff that the Company is currently negotiating employment agreements with its executive officers and will update the disclosure in the Registration Statement, and file copies of such agreements as exhibits, in a subsequent amendment to the Registration Statement.

Description of capital stock

Preferred stock, page 205

11.	Provide the conversion ratio for each class of preferred shares that will automatically convert into common stock upon the closing of this offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 209 of the Amended Draft Registration Statement.

Registration rights, page 206

12.	Expand your disclosure to discuss the circumstances under which the referenced holder will have the right to require you to register their shares under the Securities Act.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 210 of the Amended Draft Registration Statement.

Description of Capital Stock

Exclusive Forum Provision, page 208

13.

We note your disclosure that the exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which federal courts have exclusive jurisdiction. Your form of restated certificate of incorporation, filed as Exhibit 3.1, does not reference either Act. Please revise the forum selection provision for consistency with disclosure in the prospectus. In addition, please revise your disclosure to state that investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

May 12, 2020

Response: The Company acknowledges that the Company’s current restated certificate of incorporation, filed as Exhibit 3.1 to the Registration Statement, does not contain the referenced provision. The company intends to adopt an amended and restated certificate of incorporation that will include the referenced provision and advises the Staff that this amended and restated certificate of incorporation will be filed as Exhibit 3.3 in a subsequent amendment to the Registration Statement.

14.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company is providing to the Staff on a supplemental basis copies of the written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6663 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Stuart M. Falber
Stuart M. Falber

cc:	Geoff McDonough, M.D.

Jennifer Elliott, Ph.D., J.D.

Generation Bio Co.